FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                   By: /s/David Patterson/s/

Number: 007-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

NOT FOR DISSEMINATION INTO THE UNITED STATES OF AMERICA OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

PRIVATE PLACEMENT INCREASED TO $6,547,500

Vancouver, B.C., March 27, 2006 - Further to the Company’s news release dated March 24, 2006, Mr. David Patterson, President of Coastport Capital Inc. (TSXV-CPP), announces that the previously announced non-brokered private placement in the amount of $6,300,000 has been amended. The Company will now issue a total of 7,275,000 units at a price of $0.90 per unit for gross proceeds of $6,547,500 (the “Financing”). The Financing will be comprised of a non-brokered private placement in the amount of $5,535,000 and a brokered private placement with Canaccord Adams (the “Agent”) in the amount of $1,012,500. The Company has granted the Agent an over allotment option equal to 10% of the units offered under the brokered private placement, exercisable at any time prior to closing of the offering. Each unit is comprised of one common share and a one-half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of Coastport at a price of $1.10 for eighteen months.

The funds raised by way of this private placement will be used for general working capital and the Company's 2006 exploration programs on the Shyri and La Plata projects, located in Ecuador.

Finders’ fees and commissions will be payable in connection with the private placement.

The private placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
COASTPORT CAPITAL INC.

“David Patterson”

David Patterson
President